UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period April 2005	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

Confirmation of Notice of Record and Meeting Dates.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  April 1, 2005                     Signed: /s/  Sean Tetzlaff

                                                                         Sean Tetzlaff

                                                             CFO and Corporate Secretary

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 31, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Fronteer Development Group Inc. - Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for Fronteer Development Group Inc.

1.	ISIN -	CA 35903Q1063
2.	Date Fixed for the Meeting -	June 7, 2005
3.	Record Date For Notice -	May 2, 2005
4.	Record Date For Voting -	May 2, 2005
5.	Beneficial Ownership Determination Date-	May 2, 2005
6.	Classes or Series of Securities that entitle the
	holder to receive Notice of the Meeting-	Common
7.	Classes of Series of Securities that entitle the
	holder to vote at the meeting-	Common
8.	Business to be conducted at the meeting-	Annual & Special

Yours Truly,

EQUITY TRANSFER SERVICES INC. Per: